

02005380

[UNITED STAT]ES
[SECURITIES AND EXCHAN]GE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emcor Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue Suite 616
(No. and Street)

New York (City) N.Y. (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard H. Isele (212) 983-1910
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name — *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York, (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gerhard H. Isele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emcor Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

VP & Secretary

Title

Notary Public

BETTE [illegible]
NOTARY PUBLIC, State of New [illegible]
No. 31-6833970
Qualified in New York County
Commission Expires March 30, [illegible] 06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Certified Public Accountants and Consultants

Independent Auditors' Report

To the Stockholder of
Emcor Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Emcor Securities, Inc., as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emcor Securities, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying schedule on pages 12 to 14 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Marks Paneth & Shron LLP

February 4, 2002

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com
Associated worldwide with Jeffreys Henry International

EMCOR SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 399,427
Accounts receivable	174,668
Total Current Assets	574,095
Fixed Assets	99,799
OTHER ASSETS	
Investment in securities	33,100
Investment in foreign corporation	88,275
Security deposit	113,472
Other assets	6,777
Total Other Assets	241,624
TOTAL ASSETS	$ 915,518

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Current Liabilities	
Due to Emcor Eurocurrency Management Corporation	$ 72,000
Accounts payable and accrued expenses	84,445
State and city income taxes payable	5,771
Total Current Liabilities	162,216
Stockholder's Equity:	
Common stock, $.50 par value, authorized 50,000 shares issued and outstanding 7,500 shares	3,750
Additional paid-in capital	114,291
Retained earnings	635,261
Total Stockholder's Equity	753,302
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 915,518

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Income (Loss)

For the Year Ended December 31, 2001

INCOME	
Management and advisory fees	$1,294,532
Interest and dividends	9,973
Total Income	1,304,505
EXPENSES	
Professional fees	70,017
Administrative expense	828,686
Pension expense	133,735
Depreciation	12,200
Total Expenses	1,044,638
Income before provision for income taxes	259,867
Provision for income taxes	118,000
Net Income	$ 141,867

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Changes in Stockholders' Equity

As of December 31, 2001

	Shares of Common Stock	Par Value	Paid-In Capital	Retained Earnings	Total
Balance January 1, 2001	7,500	$ 3,750	$114,291	$493,394	$611,435
Net income	-	-	-	141,867	141,867
Balance – December 31, 2001	7,500	$ 3,750	$114,291	$635,261	$753,302

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2001

OPERATING ACTIVITIES	
Net income	$ 141,867
Depreciation	12,200
Increase (decrease) in cash flows due to changes in operating assets and liabilities:	
Accounts receivable	29,989
Other assets	(6,777)
Security deposit	(113,472)
Due to Emcor Eurocurrency Management Corporation	(29,082)
Accounts payable and other accrued liabilities	52,887
State and city income taxes payable	(6,505)
Net Cash Provided by Operating Activities	81,107
INVESTING ACTIVITIES	
Fixed asset additions	(111,999)
Net Cash Used in Investing Activities	(111,999)
Decrease in cash and cash equivalents	(30,892)
Cash and cash equivalents at beginning of year	430,319
Cash and cash equivalents at end of year	$ 399,427
Supplemental disclosures of cash flow information	
Income taxes paid	$ 140,934
Interest paid	$ -

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 1 ORGANIZATION

Emcor Securities, Inc. (the Company) is a wholly-owned subsidiary of Emcor Eurocurrency Management Corporation (Parent). Emcor Securities, Inc. is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company provides advisory services on risk management of foreign currency exposures, third-party fund management services, manager due diligence and asset allocation strategies.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro rata basis over the term of the contract.

Significant Customers

Substantially all of the Company's management and advisory fees are earned from four companies engaged in investing and financing activities.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company and its parent corporation file a consolidated federal income tax return. The Company uses the liability method to account for income taxes, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of deferred tax assets, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to be applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. At times these balances exceed federally insurable limits.

Investments

The Company's investment is comprised of stock and warrants in NASDAQ Stock Market Inc. The cost of these securities approximates their fair value as of December 31, 2001. In addition, the Company has an investment in a foreign corporation which has been reflected at cost.

Depreciation

Fixed assets are being depreciated on a straight-line basis over their estimate useful lives. Leasehold improvements are being depreciated over the life of the lease.

NOTE 3: DERIVATIVES

Included in investments, the Company has warrants to purchase 6000 shares of the NASDAQ Stock Market Inc. for a purchase price ranging from $13 to $16 per share. These warrants expire June, 2006.

NOTE 4 INCOME TAXES

The provision for income taxes consists of the following:

Federal	$ 72,000
State and City	46,000
Total provision	$118,000

NOTE 6 RELATED PARTY TRANSACTIONS

In March of 2001 the Company purchased furniture and fixtures and computer equipment from Parent for $91,590, which management believes approximates the fair market value of the assets. In addition, the Company charged Parent $129,000 for services performed by the directors of the Company in connection with a lawsuit of Parent's. Amounts due to Parent represent the current years tax liability.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 7 FIXED ASSETS

Fixed assets consist of the following as of December 31, 2001:

Furniture and Fixtures	$ 54,890
Computer Equipment	38,622
Leasehold Improvements	18,487
	111,999
Less: accumulated depreciation	(12,200)
	$ 99,799

NOTE 8 NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. This rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments. At December 31, 2001, the Company had net capital of $237,210, which was $207,210 in excess of its required net capital of $30,000. The Company's aggregate indebtedness to net capital ratio was .68 to 1.

NOTE 9 COMMITMENTS

On December 27, 2000, the Company entered into a seven-year lease agreement for approximately 2,400 square feet in a Manhattan office building. Rent under the terms of the lease is $168,980 per annum plus their proportionate share of real estate taxes and operating expenses as defined in the lease. In addition, the lease requires a security deposit of $112,653, which was paid in January 2001.

The minimum future rent payments under the terms of this lease for the next five years are as follows:

2002	$ 168,980
2003	$ 168,980
2004	$ 178,636
2005	$ 178,636
2006	$ 178,636

NOTE 10 DEFINED BENEFIT PLAN

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service (up to a minimum of ten years) and an employee's compensation during the three (3) highest consecutive years. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 10 DEFINED BENEFIT PLAN (continued)

The following tables provide further information about the plan:

	2001
Fair value of plan assets at December 31	$ 119,445
Benefit obligation at December 31	(114,582)
Funded status: over funded	$ 4,863
Prepaid (accrued) benefit cost recognized in the balance sheet	$ (14,290)
Weighted-average assumptions as of December 31:	
Discount rate	6.0%
Expected return on plan assets	7.0%
Rate of compensation increase	5.0%
Benefit cost	$ 133,735
Employer contributions	119,445
Benefits paid	-

EMCOR SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Total Stockholders' Equity Qualified for Net Capital	$ 753,302
Deductions and/or charges:	
Non-allowable assets:	
Receivables from non-customers	174,669
Investments in foreign and non-traded securities	121,375
Fixed assets	99,799
Security deposits	113,472
Other assets	6,777
	516,092
Net Capital	$ 237,210
Aggregate Indebtedness	
Items included in statement of financial condition	
Due to Emcor Eurocurrency Management Corporation	72,000
Accounts payable and accrued expenses	84,445
State and City Taxes payable	5,771
Total Aggregate Indebtedness	$ 162,216
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 30,000
Excess net capital	$ 207,210
Ratio: Aggregate indebtedness to net capital	.68 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001).	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 337,281
Audit adjustments to record federal, state and city taxes	(77,771)
Adjustments to income	47,053
Adjustment to pension expense	(14,290)
Increase in non-allowable assets	(40,519)
Other audit adjustments	(14,544)
Net capital per above	$ 237,210

EMCOR SECURITIES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company has claimed exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section (k) (2)ii.

EMCOR SECURITIES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company has claimed exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)ii.



Certified Public Accountants
and Consultants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Stockholder of
Emcor Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Emcor Securities, Inc. for the year ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com
Associated worldwide with Jeffreys Henry International JHI

Our consideration of internal control would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Marks Paneth & Shron LLP

February 4, 2002